October 20, 2017

VIA EDGAR

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Hexindai Inc. (CIK No. 0001702318)
Registration Statement on Form F-1 (Registration No. 333-220720)
Registration Statement on Form 8-A (Registration No. 001-38245)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Hexindai Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 9:00 a.m., Eastern Standard Time on October 24, 2017, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Shearman & Sterling.

The Company understands that the underwriter has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Sincerely yours,
/s/ Zhou Xinming
Name: Zhou Xinming
Title: Chief Executive Officer and Director

Enclosures

CC: Stephanie Tang, Partner, Shearman & Sterling

Fang Liu, Attorney at Law, Mei & Mark LLP

Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP